Issuer Free Writing Prospectus dated March 25, 2025

Filed pursuant to Rule 433(f)(2) under the Securities Act of 1933, as amended

Relating to the Preliminary Prospectus dated March 24, 2025

Registration Statement No. 333-264449

Free Writing Prospectus Published or Distributed by Media

Pursuant to Securities Act Rule 433(f)(2)(ii), Smartstop Self Storage REIT, Inc. (the “Company”) is providing the following information for the purpose of clarifying certain statements made in the publication of the March 2025 edition of the SSA Magazine of the article (the “Article”) as it relates to the Company’s Preliminary Prospectus dated March 24, 2025 (the “Preliminary Prospectus”):

•	The Article mentions that there are “about 30,000 retail shareholders who own” the Company’s shares.

•	Although the Article mentions 30,000 shareholders, the Preliminary Prospectus (page 195) discloses the correct number as “a total of approximately 19,000 stockholders of record”.

•	The Article mentions “a 30-day stretch in early 2025” where the Company “closed on $200 million in new properties, including facilities on Nantucket Island and in Colorado, California and New Jersey.”

•	As referenced in the Preliminary Prospectus, these closings occurred from late November 2024 through early January 2025, a period of approximately 45 days.

The Article’s Publisher is unaffiliated with the Company or any underwriter or other offering participant, and no payment was made or consideration given by or on behalf of the Company or any underwriter or other offering participant for the Article or its dissemination.

The issuer has filed a registration statement (including a prospectus) and the Preliminary Prospectus with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, the Preliminary Prospectus, the final prospectus (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the registration statement and the related preliminary prospectus if you request it by calling (877) 327-3485 or sending an email to ir@smartstop.com.

THE OFFICIAL VOICE OF THE SELF STORAGE ASSOCIATION

SSA 2025 Spring Conference & Trade Show

SSA MAGAZINE | MARCH 2025

Charting A Course

Schwartz to share SmartStop's North American success story.

By Laura Williams-Tracy

SmartStop Self Storage founder H. Michael Schwartz bought his first storage properties 20 years ago and set his sights on making a go in the alternative asset class.

Over the course of two decades, Schwartz built a portfolio, sold it to Extra Space Storage, and rebuilt the business once again, gaining lessons along the way that reinforced for Schwartz that self storage is simultaneously a simple and complex business.

Today, California-based SmartStop is the 10th largest storage company, with 211 properties across 22 states, the District of Columbia and four Canadian provinces. The business is poised to make major moves in the industry as technology capabilities draw distinctions between larger and smaller operators.

"It's the sophistication that is making a difference today," said Schwartz, who is the company's chairman and CEO. "Storage is three walls, a door, and so much more. It's simple, but it's not easy."

Schwartz is set to share his insights on the industry and SmartStop's position as a growing North American player as the featured speaker at the SSA Spring Conference & Trade Show this month in Orlando, Florida.

Schwartz will share insights on building a REIT-quality portfolio and how increasing levels of sophistication in operations will draw greater distinctions between legacy properties and institutional-quality assets.

SmartStop is a publicly registered, non-traded real estate investment trust. The company has all the reporting and audit requirements of a public company but its stock is not publicly traded. There are about 30,000 retail shareholders who own its stock, purchased through the independent broker community.



For SmartStop, the conversation about excellence and quality of assets can be traced back to 2015, when Schwartz sold a portfolio of 122 properties to Extra Space Storage for $1.4 billion. The transaction was, at the time, the largest U.S. self storage deal in history.

"We are here today because of the sale to Extra Space Storage in 2015," Schwartz said. "That sale underscored our business plan and our strategy. It underscored our ability to raise money and, more importantly, to have a successful liquidation to return that money with a solid return. It was an over 15% average net annual return to shareholders."

Equally as important as the return to investors was what Schwartz and his team learned through the process of selling to Extra Space.

"We were on the front lines of how Extra Space was evaluating our portfolio," Schwartz said. "We got a look at how their board perceived our assets, how their shareholders and the institutional REIT analysts perceived our portfolio."

See *Schwartz*, page 22

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Schwartz, from page 20

Gaining insights on how Extra Space evaluated each asset, its demographics, its rent per square foot and other metrics helped SmartStop build a strategy for adding new assets when rebuilding the portfolio.

"It effectively educated us on how to create an optimal institutional portfolio," he said. "How we built our current portfolio is based on the lessons we learned. A big thank you to Extra Space Storage for helping us be successful as entrepreneurs."

GROWTH AFTER A SALE

SmartStop's second generation of growth is a blueprint for operators who sold their properties when the market was frothy in 2021 and 2022 and are now rebuilding scale in a more challenging environment.

Rebuilding a portfolio in 2025 is difficult but not impossible, Schwartz said. As the market comes off Covid highs, operators face headwinds.

"There's no question that it's harder from a cost-of-capital perspective because smaller operators are competing with larger competitors with significantly better cost of capital," he said.

In addition, he said, it's harder now to build the management infrastructure and hire the right people.

"Twenty years ago when we started, we were in the Yellow Pages and had what was essentially an Excel spreadsheet on revenue management," he said.

The complexities of running a storage business are why there's been growth in third-party management, he said. New investors can develop or acquire storage properties but leave the management to those with great skills.

When properties were trading for record highs, SmartStop did not buy any stabilized 4-cap rate properties in the 2021-22 timeframe when debt was cheap and storage prices were over-heated. Instead, the company found value in doing developments in Canada or purchasing certificate-of-occupancy or lease-up properties in the U.S. and Canada rather than paying a premium for those that were stabilized.

"I understand storage is great, but it goes in cycles. We didn't get involved in that," Schwartz said. "We were patient, and that served us incredibly well."

GROWING ITS CANADIAN PRESENCE

SmartStop's investments in Canada, a country which hasn't experienced the same over-development as some U.S. markets, also provided stability and new opportunity.

SmartStop has been in the Canadian market for 14 years and is the single largest provider of storage in the Greater Toronto area with 34 assets. There's another facility in Vancouver, three in Edmonton and a development pipeline of 20 Canadian properties that will expand the portfolio to Montreal.

> "It's never easy to go international, but Canada has been part of our strategy for the last 14 years. We are playing the long game there. It's an opportunity to be a North American REIT and not just an American REIT."
>
> H. Michael Schwartz
> SMARTSTOP SELF STORAGE

A joint venture with Ontario-based SmartCentres, which includes a combined 11 operating assets, has been critical to growth in Canada, Schwartz said.

"In order to get size in Canada, we had to be a developer there," Schwartz said.

Conversely, in the U.S., there are good developers, allowing the REIT to avoid development risk and buy properties at completion, at mid-lease-up or highly stabilized in primary and secondary markets in the top 50 MSAs.

"It's never easy to go international, but Canada has been part of our strategy for the last 14 years," Schwartz said. "We are playing the long game

See Schwartz, page 24

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SmartStop
Self Storage
onsemi

SmartStop Self Storage raised its profile with sponsorship in IndyCar racing.

Schwartz, from page 22

there. It's an opportunity to be a North American REIT and not just an American REIT."

Despite not developing in the U.S., SmartStop hasn't slowed down on domestic growth. During a 30-day stretch in early 2025, the company closed on $200 million in new properties, including facilities on Nantucket Island and in Colorado, California and New Jersey.

STRENGTHENING THE PLATFORM

SmartStop has focused on building its internal management platform, including growing to a fully integrated operations team of over 500 people. Improving operations has also included researching how AI can improve organizational efficiency and effectiveness. Schwartz will share some details of an internal report that identified areas where AI can improve the business, such as in call centers, websites and data warehouses.

As yet, SmartStop has not offered its management services to other storage owners, but Schwartz said that could change.

"It is something that will be part of the business plan in the U.S. and Canada," he said. "We've been focusing on our operations and our shareholders. We want to make sure we have the right systems and platform before we go out to manage others. We are there now, so it's an opportunity in the future."

As SmartStop grows in the U.S. and Canada, it's focused on raising its profile with potential customers, fueling a growing list of sports sponsorships.

SmartStop sponsors sports teams at Schwartz's alma mater, the University of Southern California Trojans, and is a key sponsor of the Brampton Steelheads in the Ontario Hockey League. In the past, SmartStop sponsored a veterinarian racing across Alaska in the Iditarod, some MMA fighters, an Olympic-hopeful cyclist, a Mount Everest summiteer, and Ironman, Spartan and X-games athletes.

The company's highest profile sponsorship to date is as the primary partner of the No. 6 Arrow McLaren Chevrolet IndyCar team for races in the 2023, 2024 and 2025 seasons. IndyCar draws an average viewership of more than one million fans, and one of the 2024 races was in Toronto.

"I've always been trying to differentiate SmartStop," Schwartz said. "It's about trying to reach out and connect to existing and potential renters. It's a unique way for our brand to connect to an audience and the sport they follow." ◈

Don't miss H. Michael Schwartz in Orlando! **THURSDAY, MARCH 13 • 10:00am**

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